September 21, 2004


Via Facsimile (616) 752-2500 and U.S. Mail

Mark Spitzley
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

RE:	Southern Michigan Bancorp, Inc.
	Schedule 13E-3 filed September 3, 2004
	File no. 2-78178

	Preliminary Schedule 14A filed September 3, 2004
	File no. 0-9219

Dear Mr. Spitzley

We have the following comments on the above-referenced filings. The defined terms we use here have the same meaning as in the proxy statement, unless otherwise indicated.

Schedule 14A

1. Revise the proxy statement to include all of the disclosure required by Schedule 13E-3 as to SMB Merger Company. To the extent that SMB, as a newly-formed company, has not performed the analyses required by that Schedule, you may specifically adopt the conclusions and analyses of another filing person.

2. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

3. Where appropriate please include the disclosure required by Items 1010(a)(3) and 1014(a)(4).

Summary

4. Either in this section or in your Questions and Answers section, please include a brief discussion of dissenters rights.

5. It appears from the disclosure on page 6 under "Beneficial owners of shares held in "street name," that a beneficial owner of fewer than 500 shares may not be "cashed out" in this merger, if that beneficial owner holds through a record holder who in the aggregate, holds more than 500 shares. Since shareholders who receive this proxy statement may want to increase or decrease their holdings in order to receive cash in the merger or remain as a continuing shareholder, this discussion is critical and should be summarized here or in the Question and Answer section.

6. Include bulleted disclosure highlighting the potential disadvantages of the reverse stock split.

7. Please revise the penultimate bullet point to expressly indicate whether the Board and Audit Committee believe the Rule 13e-3 transaction is both substantively and procedurally fair to the company`s unaffiliated shareholders. Refer to Question and Answer No. 21 of Exchange Act Release No. 34-17719. Note that your fairness discussion should focus on fairness to unaffiliated shareholders in accordance with Item 1014(a) of Regulation M-A. Please make corresponding revisions throughout.

8. This proxy statement contains forward looking statements, page 3

9. Please delete the statement that the Company undertakes no obligation to update, amend or clarify forward looking statements, or explain how this statement is consistent with your obligations under Rule 14a-9. Delete the comparable language on page 2 of the Schedule 13E-3, since it is also inconsistent with the requirements of Rule 13e-3(d)(2).

Special Factors, page 5

11. Reasons for the Merger, page 5

10. We note that your lists of costs in the second paragraph in this section does not match the expenses discussed on page 21. For example, you indicate in the second paragraph that being subject to the Exchange Act causes you to be subject to costs of approximately $166,000 annually. Dislcosure on page 21 indicates that the costs were $90,700 in 2002 and $115,000 in 2003 and are estimated to be $157,600 in 2004 and $318,000 in 2005. Please explain from where you derive the $166,000 figure.

11. Provide additional disclosure clarifying the nature of the one-time costs, including quantification. Provide similar disclosure on page 21.

12. Expand your disclosure to explain the legal duties and risks that will be relieved by virtue of the transaction.

Effects of the Merger, page 6

13. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the merger. See Instruction 2 to Item 1013 of Regulation M-A. For example, one of the adverse effects of the merger will be that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by your Board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing.

14. Also, revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

Background of the Merger Proposal, page 6

15. When first referenced, identify the engagement partner, public accounting firm, members of the Audit Committee and corporate legal counsel.

16. Your disclosure on page 11 indicates that the company "has recently repurchased shares for $24.25 per share." Disclose in this section the nature and timing of those stock repurchases. In addition, why aren`t these purchases reflected in the table on page 33?

17. See the last comment above. We note that you had been considering a going private transaction since 2002. Supplementally explain why this share repurchase should not be considered the first step of the going private transaction.

18. Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., addressing the possibility of a going private transaction. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. In addition, please clarify when each of the events discussed in this section occurred. For example, it is not clear from the last 4 paragraphs whether all the events discussed occurred at the
August 31, 2004 meeting.   Please revise to disclose the following,
which is not intended to be an exhaustive list:

* who first proposed the possibility of going private and when this occurred;
* when the Audit Committee asked management to investigate the possibility of going private; and
* the date when management contacted Donnelly for advice concerning financial terms of the transaction and the date management retained Donnelly.

19. The disclosure in this section indicates that the Audit Committee met and reviewed investment bank proposals and authorized management to engage Donnelly. In this and other respects, the role of the Audit Committee seems to have been somewhat unusual here. Revise to discuss the Audit Committee`s role, how it was determined and why, and the scope of the Audit Committee`s authority. Your expanded disclosure should indicate why the Audit Committee voted separately to approve this transaction.

20. In this regard, discuss why the Board elected not to form a special committee in connection with considering and structuring this transaction. We note the disclosure on page 12, but that addresses only why it chose not to have a representative to negotiate solely on behalf of unaffiliated shareholders.

21. We note your disclosure that the board considered other methods of going private. Disclose whether the Board considered other methods to reduce expenses other than going private. If so discuss the alternatives considered and why they were ultimately rejected. See
Item 1013(b) of Regulation M-A.

22. Disclose whether the Board considered the possibility of a third party buy-out. If the Board did not consider other such options, please explain why not.
NTE: I just made this a separate comment. I like to keep them short and clear.

23. Revise to indicate whether Donnelly recommended the amount of consideration to be paid in the going private transaction. Refer to
Item 1015(b)(5) of Regulation M-A. If not, explain how the Board set upon the merger consideration of $29.00 per share, after Donnelly set the fair value at $26.31 per share as of June 30, 2004.

Fairness, Recommendation of the Board page 9

24. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Revise the discussion to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. Also, we note that this section does not address the factors listed in Instruction 2(ii), (iv) and (vi). If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. Also revise to quantify the company`s net book value, liquidation value and going concern value on a per share basis, if known.

25. With respect to liquidation value, explain your statement (on page
11) that the Board did not consider it. That is, why was this factor given little or no weight in the context of this transaction?

26. If the Board relied upon the analysis of another, such as the financial advisor, with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A then the board must expressly adopt the conclusion and analyses of the other. For example, if the board is relying on Donnelly`s analysis of historical trading prices, then it must specifically adopt such analysis as its own.

Negative factors for remaining shareholders, page 10

27. Please clarify whether the Board considered the 100 share block trading limitation when as a negative factor for remaining shareholders.

28. Disclose whether the Board considered that the fairness opinion did not utilize a marketability or minority interest discount for any of its analyses.

Fair Price Considerations, page 10

29. Quantify the going concern value discussed in the second bullet point on page 11.

30. Indicate the effect of submitting this transaction to the vote of shareholders, despite the fact that such a vote is not required under Michigan law. For example, will approval by the shareholders affect the standard of legal review if this transaction is challenged in court?

Other Considerations, page 12

31. The disclosure here about the potential conflicts of interest of directors (and other affiliates) should also appear in the Summary or Question and Answer sections of the proxy statement. The discussion there should indicate the percentage of shares to be held by officers and directors before and after the merger.

32. The disclosure in the last paragraph (first sentence) on page 12 states that the discussion of the factors considered by the Board of Directors "is not intended to be exhaustive." However, Item 1014(b) of Regulation M-A requires you to describe and discuss all material factors considered by the Board. Please revise or advise.

Opinion of Independent Financial Advisor, page 20

33. Describe the method of selection of Donnelly. See Item 1015(b)(3) of Regulation M-A.

34. Please expand your summary of Donnelly valuation report to include a more detailed summary of the "numerous assumptions" that it made, as indicated in Appendix B of the proxy materials.

35. Provide us with the material referred to in the second and third
bullet points on page 13.    We may have further comments.

36. We note your reference on page 14 to forecasts prepared by management and provided to Donnelly. Disclose all of the financial forecasts that management provided to Donnelly and any projections that management helped the advisor to develop. In addition, disclose and quantify the material assumptions underlying the forecasts.

37. We note that Donnelly`s valuation report evaluated the market value of the company`s common stock as of June 30, 2004. Given that the company did not file preliminary proxy materials until September of 2004, disclose what consideration, if any, the Board gave to requesting an updated valuation analysis. Also revise the section relating to the Board`s recommendation to discuss how the date of the valuation analysis impacted the Board`s decision to rely on the advisor`s opinion, if at all.

Analysis of Comparable Transactions, page 14

38. Clarify which of the transactions involved going private. For transactions that did not involve going private, briefly explain why Donnelley considered them to be comparable. In addition, disclose the multiple calculated for each transaction, or a range of multiples, and explain how the advisor derived the multiples from the acquired companies.

Material U.S. Federal Income Tax Consequences of the Merger, page 24

39. Please eliminate the statement that the discussion is included for general information only. We believe this statement might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

Amendment Proposal, page 26

40. Clarify whether the Amendment would apply to beneficial or record holders of the Company`s shares. That is, if a person beneficially owns fewer than 100 shares but those shares are held in street name by a broker that, together with its other holdings, owns more than 100 shares, what would be the effect under the proposed Amendment?

Procedures for Voting by Proxy, page 27

41. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise the first paragraph accordingly. Also ensure that the proxy card includes this language.

Solicitation of Proxies, page 27

42. Please advise us of the means by which proxies may be solicited and confirm, if true, that proxies will not be solicited via the Internet. In addition, please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

Information About Southern Michigan and Its Affiliates, page 28

43. Either here or where appropriate, provide the disclosure regarding your plans as required by Item 1006(c)(1-8) of Regulation M-A. If a specific item contained in (c)(1-8) is inapplicable or the answer is in the negative, revise the Schedule 13E-3 to so state.

Documents, page 35

44. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to
Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

Closing Information

Please revise the proxy statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638 or email at PressmanM@sec.gov. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,




								Michael Pressman
								Office of Mergers and
								Acquisitions